January 26, 2007
Mr. Mark Brunhofer
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matrixx Initiatives, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-31404
Dear Mr. Brunhofer,
Thank you for your timely review of and comments regarding our recent comment letter response. Pursuant to our January 24, 2007 telephone conversation, we represent the following with respect to our presentation of non-GAAP performance measures:
•	For all periods in which we present a non-GAAP performance measure, we will clearly reconcile the non-GAAP performance measure to GAAP results of operations.

•	In future periods, if facts and circumstances regarding our continuing litigation issues lead us to believe that we will incur similar charges within two years, we will cease the use of the non-GAAP performance measure in our discussion and analysis of our results of operations.
Please contact me at (602) 385-8859 if you have any questions regarding this letter.
Regards,
/s/ William J. Hemelt
William J. Hemelt
Chief Financial Officer
Matrixx Initiatives, Inc.